                                     FORM 11-K

                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549


[ X ]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
            [FEE REQUIRED]

For the fiscal year ended December 31,1993
                                        OR


[   ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
          [NO FEE REQUIRED]

For the transition period from .........to.........

Commission Title Number 0-9831

                            LIZ CLAIBORNE SAVINGS PLAN
                               (FULL TITLE OF PLAN)










                                LIZ CLAIBORNE, INC.
                      (NAME OF ISSUER OF THE SECURITIES HELD
                               PURSUANT TO THE PLAN)




                                   1441 BROADWAY
                             NEW YORK, NEW YORK 10018
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)
                    FINANCIAL STATEMENTS AND EXHIBITS


Financial Statements

See Index to Financial Statements and Schedule at page F-1 and the accompanying Financial Statements.

Exhibits

10(a) Liz Claiborne Savings Plan ("Savings Plan"), as amended and restated, is incorporated herein by reference from Exhibit 10(f) to the Company's Annual Report on Form 10-K for the fiscal year ended
        December 30, 1989.

10(b) Amendment Nos. 1 and 2 to the Savings Plan are incorporated herein by reference from Exhibit 10(g) to the Company's Annual Report on Form
        10-K for the fiscal year ended December 26, 1992.

10(c) Amendment Nos. 3 and 4 to the Savings Plan are incorporated herein by reference from Exhibit 10(g)(i) to the Company's Annual Report on Form 10-K for the fiscal year ended December 25, 1993.

10(d) Trust agreement (the "Trust") related to the Plan is incorporated herein by reference from Exhibit 10(f) to the Company's Annual Report on Form 10-K for the fiscal year ended December 27, 1986.

10(d)(i)Amendment to the Trust dated May 22, 1991.

24      Consent of Independent Public Accountants




                                SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.



                                         LIZ CLAIBORNE SAVINGS PLAN
                                               (Name of Plan)





                                         By /s/ Jerome A. Chazen
                                         Jerome A. Chazen
                                         Member of Administrative
June 7, 1994                             Committee

                       LIZ CLAIBORNE SAVINGS PLAN

               INDEX TO FINANCIAL STATEMENTS AND SCHEDULE


                                                               Page
                                                             Number

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                        F-2


FINANCIAL STATEMENTS:
  Statements of Net Assets Available for Plan Participants
    as of December 31, 1993 and 1992                     F-3 to F-4

  Statements of Changes in Net Assets Available for Plan
    Participants for the Years Ended December 31, 1993,
      1992 and 1991                                      F-5 to F-7


  Notes to Financial Statements                         F-8 to F-12


Supplemental Schedule:

  Schedule I. Investments                                      F-13








Note: Schedules other than that referred to above have been omitted as inapplicable or not required under the instructions contained in Regulation S-X or the information is included elsewhere in the financial statements or the notes thereto.















                REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee of
  The Liz Claiborne Savings Plan:


We have audited the accompanying statements of net assets available for plan participants of the Liz Claiborne Savings Plan (the "Plan") as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan participants for each of the three years in the period ended December 31, 1993. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 1993 and 1992, and the changes in its net assets for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index to financial statements and schedule is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.




New York, New York
March 22, 1994












    LIZ CLAIBORNE SAVINGS PLAN

                      Statements of Net Assets Available for Plan Participants

                                            As of December 31, 1993

                                      FIXED INCOME    EQUITY      MONEY       COMPANY
                                     CONTRACT FUND     FUND    MARKET FUND  STOCK FUND      TOTAL
PLAN ASSETS
Cash                                $    	   7,330 $    50,581  $        0  $    2,048 $     59,959
Investments at market value             18,254,053   5,413,278   1,172,980   5,691,258   30,531,569
Accrued interest and dividends              97,735         126       2,682         136      100,679
Loans to participants                      562,441     240,446      40,706     305,685    1,149,278

 TOTAL PLAN ASSETS                      18,921,559   5,704,431   1,216,368   5,999,127   31,841,485


PLAN LIABILITIES
Due to (from) Plan Sponsor                  16,724        9,364     (5,436)     11,164       31,816

 TOTAL PLAN LIABILITIES                     16,724        9,364     (5,436)     11,164       31,816

NET ASSETS AVAILABLE FOR
 PLAN PARTICIPANTS                     $18,904,835 $ 5,695,067  $1,221,804  $5,987,963  $31,809,669




 The accompanying notes to financial statements are an integral part of these statements.









  LIZ CLAIBORNE SAVINGS PLAN

                    Statements of Net Assets Available for Plan Participants

                                            As of December 31, 1992


                                      FIXED INCOME    EQUITY      MONEY       COMPANY
<CAPTI0N>                             CONTRACT FUND     FUND    MARKET FUND  STOCK FUND      TOTAL
PLAN ASSETS
Investments at market value            $14,426,581 $ 3,420,114  $1,251,327  $8,452,666  $27,550,688
Accrued interest and dividends              98,396          52       2,950         130      101,528
Loans to participants                      336,200     123,671       27,419     308,870       796,160

 TOTAL PLAN ASSETS                      14,861,177   3,543,837   1,281,696   8,761,666   28,448,376


PLAN LIABILITIES
Due to Plan Sponsor                         16,635          674       2,266     10,679       30,254

 TOTAL PLAN LIABILITIES                     16,635          674       2,266     10,679       30,254

NET ASSETS AVAILABLE FOR
 PLAN PARTICIPANTS                     $14,844,542 $ 3,543,163  $1,279,430  $8,750,987  $28,418,122




           The accompanying notes to financial statements are an integral part of these statements.









                                  LIZ CLAIBORNE SAVINGS PLAN

           Statements of Changes in Net Assets Available for Plan Participants

                                     For the Year Ended December 31, 1993

                                      FIXED INCOME    EQUITY      MONEY       COMPANY
                                     CONTRACT FUND     FUND    MARKET FUND  STOCK FUND      TOTAL
FROM INVESTMENT ACTIVITIES:
Interest Income                      $  1,318,278  $   23,903 $    39,119  $   23,298 $  1,404,598
Dividends                                      --     138,134          --      96,890      235,024
Securities Transactions:
  Proceeds                                     --          --          --      78,999       78,999
  Aggregate Costs (Weighted Average Basis)     --          --          --     101,856      101,856

    Net Gain                                   --                      --     (22,857)     (22,857)

Changes in Unrealized Appreciation
  (Depreciation) of Investments                --     269,994          --  (4,082,284)  (3,812,290)

FROM CONTRIBUTION AND PAYMENT ACTIVITIES:
Employer Contributions                    987,533     386,288      84,312     557,240    2,015,373
Employee Contributions                  3,480,682   1,556,035     100,535   1,604,717    6,741,969
Amounts Withdrawn by Participants      (1,726,200)   (222,450)   (281,592)   (940,028)  (3,170,270)

 Change in Net Assets Available
  for Plan Participants                 4,060,293   2,151,904     (57,626) (2,763,024)   3,391,547

NET ASSETS AVAILABLE FOR PLAN
  PARTICIPANTS, BEGINNING BALANCE      14,844,542   3,543,163   1,279,430   8,750,987   28,418,122

NET ASSETS AVAILABLE FOR PLAN
  PARTICIPANTS, ENDING BALANCE        $18,904,835  $5,695,067  $1,221,804  $5,987,963 $ 31,809,669



           The accompanying notes to financial statements are an integral part of these statements.

                            LIZ CLAIBORNE SAVINGS PLAN

           Statements of Changes in Net Assets Available for Plan Participants

                                     For the Year Ended December 31, 1992

                                      FIXED INCOME    EQUITY      MONEY       COMPANY
                                     CONTRACT FUND     FUND    MARKET FUND  STOCK FUND      TOTAL
FROM INVESTMENT ACTIVITIES:
Interest Income                      $  1,046,111  $   15,436 $    44,733  $   25,316 $  1,131,596
Dividends                                      --      44,675          --      68,895      113,570
Securities Transactions:
  Proceeds                                     --   2,654,563          --      78,276    2,732,839
  Aggregate Costs (Weighted Average Basis)     --   2,604,308          --      86,586    2,690,894

    Net Gain (Loss)                            --      50,255          --      (8,310)      41,945

Changes in Unrealized Appreciation
  of Investments                               --     211,915          --      44,571      256,486

FROM CONTRIBUTION AND PAYMENT ACTIVITIES:
Employer Contributions                    870,654     279,364      91,786     563,411    1,805,215
Employee Contributions                  2,992,305     997,868     127,495   1,635,373    5,753,041
Amounts Withdrawn by Participants        (836,676)   (170,694)   (109,781)   (405,512)  (1,522,663)

 Change in Net Assets Available
  for Plan Participants                 4,072,394   1,428,819     154,233   1,923,744    7,579,190

NET ASSETS AVAILABLE FOR PLAN
  PARTICIPANTS, BEGINNING BALANCE      10,772,148   2,114,344   1,125,197   6,827,243   20,838,932

NET ASSETS AVAILABLE FOR PLAN
  PARTICIPANTS, ENDING BALANCE        $14,844,542  $3,543,163  $1,279,430  $8,750,987  $28,418,122



            The accompanying notes to financial statements are an integral part of these statements
</TALBE>

                                          LIZ CLAIBORNE SAVINGS PLAN

                      Statements of Changes in Net Assets Available for Plan Participants

                                     For the Year Ended December 31, 1991

                                      FIXED INCOME    EQUITY      MONEY       COMPANY
                                     CONTRACT FUND     FUND    MARKET FUND  STOCK FUND      TOTAL
FROM INVESTMENT ACTIVITIES:
Interest Income                      $    743,891  $    4,222 $    64,600  $   12,538 $    825,251
Dividends                                      --      39,377          --      47,674       87,051
Securities Transactions:
  Proceeds                                     --   1,078,536          --     973,128    2,051,664
  Aggregate Costs (Weighted Average Basis)     --     936,069          --     815,242    1,751,311

    Net Gain                                   --     142,467          --     157,886      300,353

Changes in Unrealized Appreciation
  of Investments                               --     175,364          --   1,746,956    1,922,320

FROM CONTRIBUTION AND PAYMENT ACTIVITIES:
Employer Contributions                    790,246     159,780     103,490     417,071    1,470,587
Employee Contributions                  3,631,897     504,559      27,288     122,265    4,286,009
Amounts Withdrawn by Participants        (786,643)   (112,984)   (111,237)   (497,859)  (1,508,723)

 Change in Net Assets Available
  for Plan Participants                 4,379,391     912,785      84,141   2,006,531    7,382,848

NET ASSETS AVAILABLE FOR PLAN
  PARTICIPANTS, BEGINNING BALANCE       6,392,757   1,201,559   1,041,056   4,820,712   13,456,084

NET ASSETS AVAILABLE FOR PLAN
  PARTICIPANTS, ENDING BALANCE        $10,772,148  $2,114,344  $1,125,197  $6,827,243  $20,838,932



            The accompanying notes to financial statements are an integral part of these statements

                       LIZ CLAIBORNE SAVINGS PLAN

                      NOTES TO FINANCIAL STATEMENTS


(1)  Description of the Plan:

     The Liz Claiborne Savings Plan (the "Plan") was adopted by Liz Claiborne, Inc. (the "Company") and became effective January 1, 1985. An administrative committee (the "Administrative Committee") has been appointed by the Board of Directors of the Company to supervise the administrative and investment operations of the Plan. Generally administrative expenses are paid by the Company. The Plan is a trusteed, defined contribution plan subject to the reporting and disclosure requirements, participation and vesting standards and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The provisions of the Plan comply with the requirements of ERISA.

     Employees of the Company and certain of its wholly-owned subsidiaries who are not covered by certain collective bargaining agreements become eligible to participate in the Plan on the first entry date on or after they have attained age 21, and have completed one year of employment. Entry dates are January 1, April 1, July 1 and October 1, or as otherwise determined by the Administrative Committee.

     The Plan provides for contributions by the participating employee of amounts from 1% to 15% of compensation as defined in the Plan, and for contributions by the Company, which includes for purposes hereof the Company and certain of its wholly-owned subsidiaries, equal to 50% of the participant's contributions, limited to the first 5% of compensation contributed. Participants' contributions are made at the option of the employee, except that certain participants may be restricted as to the amount of the contribution, pursuant to the provisions of the Internal Revenue Code as amended (the "Code").

     Participants can change the amount they contribute, make fund transfers and make changes in investment elections effective on the first day of a calendar quarter. In addition, participants may suspend elective contributions effective on the first day of any month. After a suspension, they may elect to begin voluntary contributions, on the first day of a calendar quarter, only after three months have lapsed.

     Participants become vested in their Company matching contribution account based on number of years of service with the Company. The vesting schedule is as follows:

      Years of service                      Vested
      with the Company                  Percentage
           Less than 2                         0%
                     2                        20%
                     3                        40%
                     4                        60%
                     5                        80%
             6 or more                       100%






     Participants' interest in their Company matching contribution account is fully vested and nonforfeitable in the event of death, disability or retirement at or after Normal Retirement Date (age 65).

     Upon termination of employment, the value of the participants' vested account is payable in stock of the Company or in cash. At the participants' election, such payment is to be made as soon as practicable
     (i) after the valuation date coincident with or next following the date on which employment terminates, or (ii) after the end of the Plan year in which employment terminates, or (iii) if the account balance is in excess of $3,500, in equal installments over a period not to exceed ten years, or (iv) if the account balance is in excess of $3,500, as of the end of any calendar quarter between the time employment terminates and when the participant reaches age 65.

     As allowed under Internal Revenue Service rules, participants may withdraw funds from their account while employed if needed to satisfy an immediate and heavy financial need. Any amount withdrawn will be subject to income taxes and may be subject to an additional tax based on early withdrawal.

     Active participants may borrow up to 50% of their vested account balance. The minimum loan amount is $1,000 and the maximum amount is $50,000. Loan amounts must be in increments of $250. The interest rate applicable to a loan is determined for each quarter based on commercially comparable rates. The rate in effect on December 31, 1993 was 7.0%.

     Participants repay their loans through payroll deductions. The participant has a choice of repaying the loan over a period of 12, 24, 36, 48 or 54 months. In addition, any outstanding principal balance can be repaid in full on the first day of any calendar quarter. Upon termination of employment, the participant must repay the outstanding principal balance in full. In the event the loan is not repaid in full, it is treated as a taxable distribution.

     Contributions to the participants' account are held by First Fidelity Bank, N.A., of New Jersey (the "Trustee"); participants direct how funds in their account are invested under the options described in Note 2.(Note 10 Subsequent Event)

(2)  Investment programs:

     Each employee may direct the Administrative Committee to invest his contribution in one or more of the following investment funds:

     (a) Fixed Income Contract Fund consisting of contracts with insurance companies which each provide for interest at a fixed rate of return: approximately 2126 participants at December 31, 1993 and 1919 participants at December 31, 1992;

     (b) Equity Fund consisting of three separate portfolios of common stocks of publicly traded corporations managed by the Trustee: approximately 1097 participants at December 31, 1993 and 756 participants at December 31, 1992;







     (c) Money Market Fund consisting principally of short-term money market instruments: approximately 440 participants at December 31, 1993 and 413 participants at December 31, 1992;

     (d) Company Stock Fund invested in the common stock of the Company, par value $1 per share (the "Common Stock"): approximately 1617 participants at December 31, 1993 and 1587 participants at December 31, 1992 (Note 8).

(3)  Investments:

     Investments are carried at market value, with the exception of Guaranteed Investment Contracts held by the Fixed Income Contract Fund which are carried at contract value.

     Security transactions are recorded on a settlement date basis.
     Dividend income is recorded at the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

     The Company and certain of its officers and directors are parties to several pending legal proceedings and claims. Although the effect of such litigation cannot be determined with certainty, management of the Company is of the opinion that the final outcome should not have a material adverse effect on the Company's results of operations or financial position or on the Plan's net assets.

(4)  Valuation of accounts:

     Accounts of participants are stated at market value as of the last day of each calendar quarter. As of each valuation date, an investment adjustment reflecting accrued earnings and realized and unrealized gains and losses since the preceding valuation date is determined for each investment fund and is allocated among accounts entitled to share in the adjustment.

(5)  Realized and unrealized gains and losses

     Realized and unrealized gains and losses on plan assets are based on the value of the assets at the beginning of the plan year or at the time of purchase during the year.

(6)  Federal income taxes:

     On behalf of the Plan, the Company has received a favorable determination letter, dated June 26, 1987 from the Internal Revenue Service to the effect that the Plan is qualified under Sections 401(a) and 401(k) of the Code. The Company will apply in the ordinary course of business for a new determination letter on the Plan in the form amended and restated. Since the Plan is qualified, participants are not taxed on contributions or on the related earnings until they receive distributions from the Plan or default on their loan repayments. Additionally, the Plan is not taxed on its dividend and interest income or any capital gains whether realized or unrealized.








(7)  Plan termination:

     The Plan may be terminated at any time at the Company's sole discretion. Upon termination, contributions by the Company and participants cease and all Company contributions which had been credited to each participants' account would fully vest immediately.

(8)  Related party transactions:

     The current members of the Plan's Administrative Committee are also Directors of the Company and currently serve in the following respective positions: Chairman of the Board; Vice Chairman of the Board and President. One of the investment funds of the Plan invests exclusively in shares of the Company's Common Stock (Note 2). The Plan owned 247,964 shares of Common Stock at December 31, 1993, with a cost based on beginning market value of $9,692,470 and a market value of $5,610,186 and 201,037 shares of Common Stock at December 31, 1992, with a cost based on beginning market value of $8,323,594 and a market value of $8,368,165.

(9)  Vested benefits payable:

     The financial statements of the Plan have been prepared using the accrual basis accounting, except for distributions to participants which are presented using the cash basis of accounting in conformity with the American Institute of Certified Public Accountants' Audit and Accounting Guide for Audits of Employee Benefit Plans which was issued in May 1992 (the "Guide"). Prior to the issuance of the Guide, the plan accounted for distributions to participants using the accrual basis of accounting. Accordingly, the 1991 amounts have been restated to reflect distributions to participants using the cash basis of accounting to conform with the presentation in the 1993 and 1992 financial statements.

     As of December 31, 1993 and 1992, there was approximately $3,345,000 and $2,403,000, respectively, of vested benefits payable to terminated participants.

(10) Subsequent Event

     Effective July 1, 1994 IDS Financial Services will become the Plan's trustee and recordkeeper.

     The new trustee will provide certain enhancements which include:

     (a) Daily account valuation - accounts will be updated daily rather than quarterly.

     (b) Access to account information through a toll free number and the ability to obtain current account balances, change contribution rate or investment funds, request a loan or receive specific information about a fund performance on a daily basis.

     (c)  Ability to have multiple loans outstanding at one time.

     The investment fund options will be the following:

     (a) Liz Claiborne Income Account Fund consisting of fixed income contracts issued by insurance companies and banks.



     (b) IDS Federal Income Fund investing primarily in U.S. government and government agency securities.

     (c) IDS Mutual investing in common stocks and bonds issued by U.S. and foreign companies.

     (d) IDS Trust Equity Index Fund II consisting primarily of common stock of U.S. companies upon which the Standard & Poors's 500 Index is based.

     (e) IDS New Dimensions Fund investing primarily in common stocks of U.S. and foreign companies.

     (f) The Liz Claiborne Company Stock Fund investing in the common stock of the Company.

     A portion of any of the Plan's investment funds may consist of short-term interest bearing accounts to meet the distribution needs or administrative requirements of the Plan.

     Participants will be able to direct to which fund their current account balances are to be transferred.
































                           LIZ CLAIBORNE SAVINGS PLAN
                                       Schedule of Investments      SCHEDULE I
                                     As of December 31, 1993 and 1992

                                        1993                               1992
                                            COST BASED                        COST BASED
                                 SHARES OR ON BEGINNING    MARKET  SHARES OR ON BEGINNING  MARKET
                                   UNITS   MARKET VALUE     VALUE   UNITS    MARKET VALUE   VALUE
FIXED INCOME CONTRACT FUND
Confederation Life                2,316,692$ 2,316,692 $ 2,316,692 2,106,802 $ 2,106,802$ 2,106,802
Hartford Life                     3,603,651  3,603,651   3,603,651 3,320,113   3,320,113  3,320,113
John Hancock Life                 4,165,122  4,165,122   4,165,122 3,699,513   3,699,513  3,699,513
New York Life                     4,118,621  4,118,621   4,118,621 3,789,053   3,789,053  3,789,053
Metropolitan Life                 3,350,403  3,350,403   3,350,403        --          --         --
Crown Life                               --         --          -- 1,013,915   1,013,915  1,013,915
Southwestern Life                        --         --          --   494,647     494,647    494,647
First Fidelity Bank:
 Lexicon Cash Management Fund       699,564     699,564     699,564    2,538        2,538         2,538
                                             18,254,053  18,254,053            14,426,581 14,426,581
EQUITY FUND
First Fidelity Bank:
 Lexicon Capital Appreciation Fund  147,003  1,640,910   1,696,417   102,855   1,078,437  1,138,609
 Lexicon Select Value Fund          148,339  1,608,904   1,705,895   108,206   1,090,603  1,150,228
 Lexicon Small Company Growth Fund  156,962  1,747,208   1,864,704   102,175   1,037,932  1,130,050
 Lexicon Cash Management Fund       146,262    146,262     146,262     1,227       1,227         1,227
                                             5,143,284   5,413,278 3,208,199   3,420,114
MONEY MARKET FUND
First Fidelity Bank:
 Lexicon Cash Management Fund     1,172,980  1,172,980    1,172,980 1,251,327  1,251,327  1,251,327
                                             1,172,980   1,172,980             1,251,327  1,251,327
COMPANY STOCK FUND
Liz Claiborne, Inc. Common Stock    247,964  9,692,470   5,610,186   201,037   8,323,594  8,368,165
First Fidelity Bank:
 Lexicon Cash Management Fund        81,072     81,072      81,072    84,501      84,501     84,501
                                             9,773,542   5,691,258             8,408,095  8,452,666
Total Investments                          $34,343,859 $30,531,569           $27,294,202$27,550,688

Loans to Participants                     $  1,149,278$  1,149,278         $     796,160$   796,160
